UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G9618E 10 7

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement o.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.)  (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9618E 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Byrne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,038,136**

	6.	Shared Voting Power 82,755**

	7.	Sole Dispositive Power 1,038,136**

	8.	Shared Dispositive Power 82,755**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,120,891**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%**

12.	Type of Reporting Person (See Instructions) IN

**  For additional information, see Schedule A hereto.

Item 1.
	(a)	Name of Issuer White Mountains Insurance Group, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 80 South Main Street Hanover, New Hampshire 03755

Item 2.
	(a)	Name of Person Filing John J. Byrne
	(b)	Address of Principal Business Office or, if none, Residence 80 South Main Street Hanover, New Hampshire 03755
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number G9618E 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Schedule A hereto.
(b) Percent of class: See Schedule A hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Schedule A hereto.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003
Date
/s/ John J. Byrne
Signature
John J. Byrne
Name/Title

Schedule A

BENEFICIAL OWNERSHIP OF COMMON SHARES

The 12.4% of the common shares of White Mountains Insurance Group, Ltd. (the “Company”) shown in the foregoing Schedule 13G as beneficially owned by John J. Byrne (“Mr. Byrne”) was calculated using 9,007,195 common shares of the Company outstanding on December 31, 2003 as shown in the official records of the Company.

The 1,120,981 common shares of the Company shown in the foregoing Schedule 13G as beneficially owned by Mr. Byrne represent (a) 1,038,136 shares held directly by Mr. Byrne; (b) 69,363 shares held by a trust and a foundation as to which Mr. Byrne and/or Mrs. Byrne have voting and dispositive power; and (c) 13,392 shares held by Memorial Sloan-Kettering Cancer Center (“MSK”) pursuant to a letter agreement between MSK and Mr. and Mrs. Byrne dated December 30, 1992, as to which Mrs. Byrne shares voting and dispositive power.

*                                         Mr. Byrne disclaims beneficial ownership of the shares listed in (b) and (c) above.,